UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File No.  0-10783


(Check one): [  ] Form 10-K [  ] Form 20-F [X] Form 10-Q [  ] Form N-SAR
             [  ] Form N-CSR


                  For Period Ended: May 31, 2005
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  [ ] Transition Report on Form N-CSR
                  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  BSD Medical Corporation
Former Name if Applicable:  N/A
Address of Principal Executive Office (Street and Number): 2188 West 2200 South City, State and Zip Code: Salt Lake City, Utah 84119

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
    [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         BSD Medical Corporation (the "Company") hereby requests an extension of time to file its Quarterly Report on Form 10-QSB for the period ended May 31, 2005. The Company was unable to file its Form 10-QSB by July 15, 2005 without unreasonable effort or expense because the Company needs more time to adequately compile and analyze supporting documentation and provide such documentation to its independent registered public accounting firm. Consequently, the Company's independent registered public accounting firm was unable to complete its review of the Company's financial statements within the necessary period of time. The Company currently anticipates that the Form 10-QSB will be filed by no later than the fifth calendar day following the date on which the Form 10-QSB was due.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Dennis Bradley                 (801)                 972-5555
                  (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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


                             BSD Medical Corporation
                             -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 15, 2005                  By     /s/ Dennis Bradley
                                          ---------------------
                                          Name: Dennis Bradley
                                          Title: Principal Financial Officer


Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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


                                     Exhibit



BSD Medical Corporation
2188 South 2200 West
Salt Lake City, Utah  84119

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of the Form 12b-25 to be filed by BSD Medical Corporation (the "Company") on or about July 15, 2005, which contains notification of the Company's inability to file its Quarterly Report on Form 10-QSB by July 15, 2005. We have read the contents of Part III therein and we agree with the stated reasons as to why we were unable to complete our review of the Company's financial statements for the quarter ended May 31, 2005, to be included in the Quarterly Report on Form 10-QSB, by July 15, 2005.

Very truly yours,

/s/ TANNER LC